Staffing 360 Solutions, Inc.

757 Third Avenue, 27th Floor

New York, NY 10017

February 6, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:

Staffing 360 Solutions, Inc.

Registration Statement on Form S-1, as amended

Initially filed on January 20, 2023, as amended on February 3, 2023

File No. 333-269308 (the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

We hereby request the withdrawal of our request for acceleration, dated February 3, 2023, of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-269308) that was requested to become effective at 5:15 p.m., Eastern Time, on February 6, 2023, or as soon thereafter as practicable. We hereby respectfully request acceleration of the effective date of the Registration Statement so that it may become effective at 1:00 p.m., Eastern Time, on February 7, 2023, or at such later time as verbally requested by us or our counsel, Haynes and Boone, LLP.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

STAFFING 360 SOLUTIONS, INC.

By:	/s/ Brendan Flood
Brendan Flood
Chairman and Chief Executive Officer

cc: Rick A. Werner, Esq., Haynes and Boone, LLP